Exhibit 99.1

Innoviz Reports First-Quarter 2023 Results and
Updates 2023 Targets

Innoviz updates 2023 targets due to expanded relationship with a major existing customer along with other progress made year-to-date

TEL AVIV, Israel, May 17, 2023 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the first quarter ended March 31, 2023 and updated 2023 commercial and financial targets.

Innoviz today announced that a major existing global automotive customer aims to expand its use of the InnovizTwo LiDAR to a new light commercial vehicle program. With a mid-decade SOP target, development of the program is on an accelerated track, pending finalizing of technical requirements and commercial terms. Potential financial contributions from this program are anticipated to begin this year and played an important role in the decision to update previously communicated 2023 commercial and financial targets.

In addition, this collaboration includes an important integration with a major compute platform that we believe could lead to additional expansion opportunities in the future. Innoviz believes that working with the top autonomy platform partners should enable a faster time to market, accelerate the customer evaluation process, allow more seamless integration with other parts of the software stack, and position Innoviz well in its new customer acquisition efforts.

“It was another fast-moving quarter at Innoviz, and today’s news marks a critical milestone in validating our strategy and highlighting the value of our technology,” said Omer Keilaf, Innoviz Co-Founder and CEO. “An important part of our long-term business plan has been to show that we can gain a foothold with a large customer and earn the right to become their LiDAR vendor for multiple vehicles in their lineup. This expected expansion of business with one of our largest customers could achieve that, while also offering a meaningful financial contribution for 2023 and beyond.”

Keilaf further added, “We are extremely excited by the momentum we have seen in our pipeline year-to-date and are encouraged by a noticeable step-up in customer activity that further reinforces our belief that LiDAR deployments are starting to accelerate.”

Commercial and Strategic Updates

•
Additional late-stage discussions with major existing customers – In addition to the significant progress on the new light commercial vehicle program, the Company is in late-stage conversations for two additional program expansions with existing major customers.

•
Record levels of activity in the Company’s pipeline – Innoviz added an additional program to its pipeline, this time bypassing the RFI stage and moving directly to the RFQ stage. The Company also saw multiple programs advance from the RFI to the RFQ stage during the quarter and has a record level of activity in the RFQ stage, with more than five RFQ’s currently in process.

•
Potential displacement of a competitor – The Company believes that part of the reason the Company’s new light commercial vehicle program is on an accelerated timeline is because it is potentially displacing a development-stage competitor. Furthermore, two of the Company’s advancing RFQs would possibly also displace the same development-stage competitor. Innoviz believes its 905nm solution is structurally advantaged, both in terms of technology and cost compared to 1550nm solutions.

•
In discussions with NVIDIA for Hyperion platform – Innoviz is in discussions with NVIDIA about integrating into series production programs leveraging the Hyperion platform. The conversations are running in parallel with several of the RFIs and RFQs in the Company’s pipeline and have the potential to bring additional programs into the process.

•
Innoviz is well-positioned towards 2023 Start of Production (SOP) – The Company believes that it is well-positioned for production launches of Innoviz’s BMW and shuttle programs, with volumes expected to increase in the second half of 2023.

•
Innoviz moving up the software stack, quoting new Minimum Risk Maneuver (MRM) system – MRM software and hardware acts as a failsafe to the primary autonomy system within a vehicle. In the event of a complication with the primary system and a failure of the driver to take over steering control during a transition period, the MRM system can assume control of the vehicle and deliver it to safety, typically by exiting the road. Historically, these have been camera-based systems. The Company is quoting both the hardware and the software for the system, offering a higher revenue and profit potential for vehicles that ultimately could include the technology. The Company also believes that the systems could be accretive to gross margins.

•
Working with 8 of the top 10 global automakers -– When combined with Innoviz’s existing customer order book, the Company has existing awards or is in an active sourcing process with eight out of the top ten global automakers.

First Quarter 2023 Financial Results

Revenues in Q1 2023 were $1.0 million, down 43% compared to revenues of $1.8 million in Q1 2022. The year-over-year decline in revenues was driven primarily by the progress in the BMW program as it approaches volume production at Magna, the Tier-1 on the program. The transition includes a shift from selling full LiDAR units to selling components to Magna at lower production average sales prices.

The decline of BMW program revenues was partially offset by meaningful growth in the volume of sales of InnovizTwo sample units, which we expect will to continue to grow in the coming quarters.

Operating expenses in Q1 2023 were $33.3 million, an increase of 7% compared to operating expenses of $31.1 million in Q1 2022. Operating expenses for Q1 2023 included $5.3 million of share-based compensation compared to $4.7 million of share-based compensation in Q1 2022. The year-over-year increase in operating expense was driven primarily by higher R&D expense, which increased to $26.1 million in Q1 2023 versus $22.8 million in Q1 2022 and was partially offset by lower Sales and Marketing and General and Administrative costs. The increase in R&D expense was driven primarily by a year-over-year increase in headcount, leading to higher personnel expenses and share-based compensation, with Q1 2023 share-based compensation of $3.5 million compared to $2.7 million in Q1 2022.

Liquidity in Q1 2023 was approximately $156.5 million in cash and cash equivalents, short term deposits, short term restricted cash and marketable securities as of March 31, 2023.

Updating 2023 Targets

The Company is providing the following updated commercial targets for full year 2023:

•	An additional one to three programs with existing customers, increasing the Company’s previously announced expectations of one to two programs.

•	Two series production awards with new customers.

•	The new light commercial vehicle program coupled with progress on other automotive programs and new RFQs offers increased visibility into 2023 potential NRE bookings.

The Company is providing the following updated financial outlook for full year 2023:

•	Total new NRE bookings in the range of $20-40 million.

•	2023 revenues in the range of $12-15 million.

•	2023 Cash Collection from Customers of $20-30 million.

Conference Call

Innoviz management will hold a web conference today, May 17, 2023, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the first quarter ended March 31, 2023 and 2023 operational and financial targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit www.innoviz-tech.com

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Media Contact
Media@innoviz-tech.com

Investor Contact (US) Rob Moffatt VP, Corporate Development & IR Innoviz Technologies +1 (203) 665-8644 Investors@innoviz-tech.com	Investor Contact (Israel) Maya Lustig Director, Investor Relations Innoviz Technologies +972 54 677 8100 Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz's projected future operational and financial results, including Cash Collection from Customers, revenue and non-recurring engineering (NRE) bookings. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “Cash Collection from Customers” is cash received by the Company from revenues, advances and NRE bookings as described in the following sentence. “NRE (Non-recurring Engineering) bookings” is booked services that may be ordered from Innoviz usually as part of a series production award or other program and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the initiation of the program and may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenue, Cash Collection from Customers, and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert series production awards or other programs into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2023	2022
	(Unaudited)

Revenues	$1,010	$1,774
Cost of revenues	(4,941)	(2,431)

Gross loss	(3,931)	(657)

Operating expenses:
Research and development	26,102	22,761
Sales and marketing	2,448	2,971
General and administrative	4,735	5,329

Total operating expenses	33,285	31,061

Operating loss	(37,216)	(31,718)

Financial income, net	2,776	1,510

Loss before taxes on income	(34,440)	(30,208)
Taxes on income	(360)	(20)

Net loss	$(34,800)	$(30,228)

Basic and diluted net loss per ordinary share	$(0.26)	$(0.23)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	136,358,385	134,224,876

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$113,381	$55,718
Short term restricted cash	53	236
Bank deposits	-	80,684
Marketable securities	35,187	41,681
Trade receivables, net	2,054	1,762
Inventory	4,133	4,236
Prepaid expenses and other current assets	2,976	3,236
Total current assets	157,784	187,553

LONG-TERM ASSETS:
Marketable securities	7,898	7,840
Restricted deposits	2,535	2,543
Property and equipment, net	30,978	30,489
Operating lease right-of-use assets	27,112	26,927
Other long-term assets	83	81
Total long-term assets	68,606	67,880

Total assets	$226,390	$255,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$6,476	$8,367
Advances from customers and deferred revenues	4,241	4,082
Employees and payroll accruals	9,472	8,693
Accrued expenses and other current liabilities	8,574	7,572
Operating lease liabilities	4,744	3,720
Total current liabilities	33,507	32,434

LONG-TERM LIABILITIES:
Advances from customers and deferred revenues	121	61
Operating lease liabilities	29,395	30,201
Warrants liability	712	720
Total long-term liabilities	30,228	30,982

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	709,289	703,851
Accumulated deficit	(546,634)	(511,834)
Total shareholders' equity	162,655	192,017

Total liabilities and shareholders' equity	$226,390	$255,433

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended March 31,
	2023	2022
	(Unaudited)
Cash flows from operating activities:
Net loss	$(34,800)	$(30,228)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,407	2,148
Remeasurement of warrants liability	-	(938)
Change in accrued interest on bank deposits	1,195	(327)
Change in marketable securities	(294)	596
Share-based compensation	5,300	4,708
Foreign exchange gain, net	(89)	(3)
Change in prepaid expenses and other assets	424	7
Change in trade receivables, net	(292)	(591)
Changes in inventory	103	(360)
Change in operating lease assets and liabilities, net	33	222
Change in trade payables	(1,346)	(390)
Change in accrued expenses and other liabilities	762	(1,806)
Change in employees and payroll accruals	779	170
Change in advances from customers and deferred revenues	219	84
Net cash used in operating activities	(26,599)	(26,708)
Cash flows from investing activities:
Purchase of property and equipment	(2,357)	(2,406)
Investment in bank deposits	-	(5,000)
Withdrawal of bank deposits	79,500	30,000
Increase in restricted deposits	(40)	-
Investment in marketable securities	(7,100)	(2,175)
Proceeds from sales and maturities of marketable securities	13,830	2,175
Net cash provided by investing activities	83,833	22,594
Cash flows from financing activities:
Proceeds from exercise of options	120	88
Net cash provided by financing activities	120	88
Effect of exchange rate changes on cash, cash equivalents and restricted cash	126	3
Increase (decrease) in cash, cash equivalents and restricted cash	57,480	(4,023)
Cash, cash equivalents and restricted cash at the beginning of the period	55,954	24,541
Cash, cash equivalents and restricted cash at the end of the period	$113,434	$20,518